6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 28, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                             Form 20-F X Form 40-F



     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

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April 26, 2006
P 230/06e

Michael Grabicki
Phone               +49 621 60-99938
Cell:               +49 172 749-1891
Fax                 +49 621 60-92693
michael.grabicki@basf.com


US media:
Timothy Andree
Phone:            973-245-6078
Fax:              973-245-6715
andreet@basf.com


Analysts/Investors:
Magdalena Moll
Phone:              +49 621 60-48002
Fax:                +49 621 60-22500
magdalena.moll@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20710
Fax::    +49 621 60-92693
presse.kontakt@basf.com


BASF considers all options
> BASF's all-cash bid provides greater value and certainty than Engelhard's proposal

Ludwigshafen, Germany, April 26, 2006 - BASF is considering all its options after Engelhard's Board of Directors rejected an increased cash offer of $38 per share proposed by BASF, as part of a negotiated merger transaction, and elected instead to pursue a partial share buyback plan.

Following a preliminary review of Engelhard's proposed transaction, BASF continues to believe that its fully financed, all-cash offer provides higher value and greater certainty to Engelhard's stockholders over and above that achievable through the Engelhard partial share buyback plan. BASF's offer would provide cash to Engelhard's stockholders for 100 percent of their shares within three weeks after reaching a negotiated merger agreement. By contrast, Engelhard's proposal carries significantly higher execution, timing and realization risks.

After reviewing non-public information provided by Engelhard, BASF made a $38 per share all-cash offer, conditional on a negotiated transaction. The revised offer was presented to Engelhard's Board of Directors on April 19, 2006, together with a proposal for a merger agreement.

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Page 2                                                                  P230/06e

As stated during Engelhard's investor conference call today, no party participating in Engelhard's robust process valued Engelhard at greater than $38 per share or offered an attractive proposal for any part of the business, notwithstanding full access to non-public information and access to management.

BASF's current tender offer of $37 per share is scheduled to expire at 5:00 p.m., New York City time, on Friday, April 28, 2006, unless the offer is further extended.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than (euro)42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF is currently considering whether to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 27, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information. Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006.

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Page 3                                                                  P230/06e

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BASF Aktiengesellschaft


Date:April 28, 2006                By: /s/ Elisabeth Schick
                                       ------------------------------------
                                       Name:  Elisabeth Schick
                                       Title: Director Site Communications
                                              Ludwigshafen and Europe


                                   By: /s/ Christian Schubert
                                       ------------------------------------
                                      Name:  Christian Schubert
                                      Title: Director Corporate Communications
                                             BASF Group